

Jesse Nunez · 3rd in

Owner at Elite Amateur Fight League LLC

Greater Chicago Area · 500+ connections · **Contact info**

Elite Amateur Fight League LLC

United States Marine Corps Institute

Experience

Owner

Elite Amateur Fight League LLC

May 2014 – Present · 5 yrs 9 mos

Griffith Indiana

President of Business Operations,
Business Strategy, Business Development, Brand Development, Sales, Executive Producer.



Owner

Aztech Audio Video & Communication Inc.

2000 – Present · 20 yrs

Owner Operator of an Audio/Visual integration, support, and multi-media prodution services business.

Practices: **...see more**

Creator, Executive Producer,Director, Host

The Man Card Crew

Oct 2010 – Present · 9 yrs 4 mos

Griffith Indiana

Creator, Executive Producer, Director and Host of a Chicago based home improvement show geared towards an Alpha Male demographic.

Practices: **...see more**

 **The Man Card Crew "YouTube Channel"**

Creator, Executive Producer, Director and Host

Fighter 1st. MMA WEB Show

Nov 2013 – Sep 2014 · 11 mos

Griffith IN

Creator, Executive Producer, Director and Host of a Chicago based home improvement show geared towards an Alpha Male demographic.

Practices: **...see more**

AV Support

Aztech Audio Video & Communication (Northern Trust Contracted Position)

1999 – 2010 · 11 yrs
Chicago IL

Live Meeting Production, World Wide Audio Visual Meeting Setup & Maintenance, Cross Platform Audio Visual, Video Conferencing and Web Meeting Platform Specialist, Brand Representative.

Show 2 more experiences ⌄

Education

United States Marine Corps Institute
Marine Combat Training, School of Infantry, Marine Security Forces School, Marine Security Guard, Fundamentals of Marine Corps Leadership, Combat Development, Physical Training Management,, Techniques in Military Instruction, Anti-Terrorism, Maritime Navigation Course
1992 – 1996

Corporal Leadership Course Graduate, Non Commissioned Officers Training Course Graduate.

Served in an elite security forces unit and excelled as a leader. Obtained an interim Top Secrete security clearance and Certificate of Commendation while serving as a Corporal of the guard during the S.T.A.R.T. treaty of 1993-94. Promoted to the rank of Corporal USMC.

Mt. Carmel H.S. Chicago
High School Graduate
1989 – 1992
Activities and Societies: Member of the 1990 & 1991 IL State Football Champion Mt. Carmel Caravan.

Skills & Endorsements

Advertising · 32
OMAR B. and 31 connections have given endorsements for this skill

Leadership · 25
OMAR B. and 24 connections have given endorsements for this skill

New Business Development · 22
Jermaine Wright and 21 connections have given endorsements for this skill

Show more ⌄



